

November 7, 2019

<u>**Via E-Mail**</u>

Jay Yamamoto
Sichenzia Ross Ference LLP
1185 Avenue of the Americas
New York, NY 10036

      Re: Document Security Systems, Inc.
              PRE 14A filed on November 4, 2019
              File No. 1-32146

Dear Mr. Yamamoto:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in your proxy statement, unless otherwise indicated.

Preliminary Proxy Statement filed on November 4, 2019

1. Since this is a contested solicitation involving a director election contest, the correct EDGAR "tag" is PREC14A. Please revise in your next filing of the amended preliminary proxy statement.

2. Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).

3. Please fill in the blanks throughout the proxy statement. Information subject to change may be bracketed.

4. Include a background section detailing the events and contacts with the dissidents leading up to this contest.

Transactions with Related Persons

5. We note the disclosure that days before the record date for this annual meeting, the Company sold 6,000,000 additional shares to the Chairman of the Board, Fei Hang Chan. To present this sale in context, disclose the percentage increase in Mr. Chan's holdings as a result of the November 1, 2019 purchase.

Proposal 1. Election of Directors

6. For each of the nominees, provide dates for the positions listed that they have held over the last five years.

Form of Proxy

7. Please file a form of proxy card (marked preliminary) with your revised preliminary proxy statement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions